Late Notice for Executone 10-K (12/31/97)



             U.S. Securities and Exchange Commission

                     Washington, D.C. 20549

                           FORM 12b-25

                                        SEC File Number:    0-11551
                                        CUSIP Number:  301607

                   NOTIFICATION OF LATE FILING

                          (Check One):
[ X ] Form 10K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

For Period Ended:             December 31, 1997

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not Applicable

                 PART I - REGISTRANT INFORMATION

Full Name of Registrant:      EXECUTONE Information Systems, Inc.

Former Name if Applicable:

Address of Principal
    Executive Office:         478 Wheelers Farms Road,Milford, CT 06460

                PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[  ]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]  (b)  The subject annual report, semi-annual report,
transition report on Form 10-K, Form 20-F, Form 11-
K, Form N-SAR, or portion thereof, will be filed on or
before    the fifteenth calendar day following the prescribed due
date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]   (c)  The accountant's statement or other exhibit
required by Rule 12b-25(c) has been attached if applicable.


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                      PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On January 8, 1998, the Company announced the beginning of the restructuring of its businesses and the retirement of its CEO. Furman Selz LLC has been hired to advise the Company as to certain financing and corporate restructuring options that may be available to the Company which could increase shareholder value and aid the fuller development of the Company's various business units. The Company is continuing to look at several different scenarios for restructuring.

The Company believes that the nature of these issues will require disclosure as a subsequent event that will not be resolved as of the normal filing date of March 31, 1998. It is expected that the Board of Directors will make its recommendations on most of these issues during the first two weeks of April 1998. In addition, dependent upon the restructuring decision ultimately undertaken, the Company will need additional time for the preparation and review of relevant disclosure. Due to the uncertainties caused by this pending decision and the impact it will have on the Company's financial statements, the Company was unable in a timely manner to assemble all the information required for accurate preparation and review of its December 31, 1997 Annual Report on Form 10-K.


                   PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          Anthony R. Guarascio                   (203)882-6260
                (Name)                         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or
15(d) of the Securities  Exchange Act of 1934 or Section 30 of
the Investment Company Act of 1940 during the preceding 12
months (or for such shorter period that the registrant was
required to file such reports) been filed?  If answer is no,
identify reports(s).          [X]  Yes  [  ]  No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included
in the subject report or portion thereof?   [  ] Yes   [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

              EXECUTONE Information Systems, Inc.
          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 31, 1998         By:       /s/ Anthony R. Guarascio
                              Name:     Anthony R. Guarascio
                              Title:    Vice President, Finance
                                           and Administration
                                        Chief Financial Officer